Mail Stop 3561

March 2, 2007

Via U.S. Mail and Facsimile

Marjorie Scardino
Chief Executive Officer
Pearson PLC
80 Strand
London, England WC2R 0RL

RE: Pearson PLC
        Form 20-F for the Fiscal Year Ended December 31, 2005

        File No. 001-16055

Dear Ms. Scardino:

        We have reviewed your response letter dated January 30, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comment also asks you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Note 1 – Accounting policies

e. Intangible assets, page F-11

1. We note your response to our prior comment 2, where you state that the Company
   has evaluated the criteria set out in IAS 1 paragraph 57(a) and considered the
   definition of "normal operating cycle" for educational products to be defined as
   the adoption cycle for educational programs (generally five years or less). You
   also state that the company has determined the normal operating cycle for pre-
   publication costs to be five years or less and accordingly classified the asset as
   current in the balance sheet. In this regard, please provide us with a detailed
   schedule, which breaks out pre-publication cost for each year presented in your
   financial statements by normal operating cycle (i.e. less than one year, one year,
   two years, three year etc.) and by business segment. Also, explain to us whether
   your "normal operating cycle" for educational products is determined based on
   (1) the time it takes to produce the educational programs and titles, (2) the
   expected period over which the educational programs and titles will generate cash
   flows or revenue, or (3) a combination of (1) and (2). Additionally, explain why
   the "normal operating cycle" for educational products of five years or less was
   used in your determination that pre-publication costs should be classified as a
   current asset, rather than using the normal operating cycle of the entity or
   Company as a whole as required by paragraph 57 (a). Furthermore, we also note
   from your disclosure on page F-16 under the heading "(2) Pre-publication costs"
   that assessment of the useful life of the pre-publication intangible and the
   calculation of amortization involves a significant amount of judgment. We also
   note from your disclosure that overstatement of useful lives could result in excess
   amounts being carried forward as intangible assets that would otherwise have
   been written off to the income statement in an earlier period. Based on the above,
   it appears that the entity's normal operating cycle associated with the pre-
   publication intangible assets is not clearly identifiable, which in accordance with
   paragraph 59 of IAS 1 would then be assumed to be twelve months. Pease
   provide us with your rational for not using a twelve month entity normal
   operating cycle as stipulated in paragraph 59 of IAS 1, supported with the
   appropriate IFRS guidance considered in arriving at your conclusion.

   In addition, if the operating cycle for the Company as a whole is determined to be
   a twelve month period, it appears that pre-publication costs, which have a useful
   life or amortization period in excess of one year, would be more appropriately
   reflected as non-current assets in your consolidated balance sheet. Your related
   investment in pre-publication costs would continue to be accounted for as
   investing activities in your consolidated statements of cash flows consistent with
   your current presentation.   Please advise or revise as appropriate.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Robin Freestone, Chief Financial Officer
011 -44 -207 -010 -6602